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Exhibit (a)(12)

CONSENT AND AGREEMENT

Re:	Acquisition Agreement dated December 23, 2004 ("Acquisition Agreement") between Goldcorp Inc. ("Goldcorp") and Wheaton River Minerals Ltd. ("Wheaton")

Date:	February 7, 2005

        WHEREAS all terms used but not defined herein shall have the meaning given to such terms in the Acquisition Agreement;

        AND WHEREAS subsection 6.2(b)(ii) of the Acquisition Agreement provides, in part, that unless Wheaton shall otherwise agree in writing, acting reasonably, Goldcorp will not declare, set aside or pay any dividend (whether in cash, shares or property) in respect of its shares owned by any person, except for dividends paid in the ordinary course consistent with past practice;

        AND WHEREAS Goldcorp has advised Wheaton that it wishes to declare a special cash dividend of U.S.$0.50 per Goldcorp Share (the "Special Goldcorp Dividend") payable to Goldcorp Shareholders of record no later than one trading day prior to the payment by Goldcorp for the Wheaton Shares tendered under the Offer (or such other record date as may be agreed by Goldcorp with the TSX and the NYSE) and Wheaton has agreed to the declaration, setting aside and payment of the Special Goldcorp Dividend by Goldcorp;

        NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto hereby acknowledge and agree as follows:

        1.     Wheaton consents and agrees to the declaration of the Special Goldcorp Dividend by Goldcorp to be paid to Goldcorp Shareholders of record no later than one trading day prior to the payment by Goldcorp for the Wheaton Shares tendered under the Offer (or such other record date as may be agreed by Goldcorp with the TSX and the NYSE) and Wheaton and Goldcorp agree that the Special Goldcorp Dividend does not breach, or give rise to any termination rights under, the Acquisition Agreement.

        2.     Wheaton acknowledges and agrees that the Special Goldcorp Dividend will not be paid to Wheaton Shareholders who tender their Wheaton Shares to the Offer.

        3.     Goldcorp represents and warrants to Wheaton that the board of directors of Goldcorp has determined that the offer from Glamis Gold Ltd. ("Glamis"), as amended on February 7, 2005 to increase the exchange ratio to 0.92 of a common share of Glamis for each Goldcorp Share tendered thereunder, does not constitute a Superior Proposal after giving effect to the Special Goldcorp Dividend and continues to recommend that the shareholders of Goldcorp reject the offer from Glamis and vote in favour of the resolution to approve the Goldcorp Share Issuance to be considered at the Goldcorp Meeting to be held on February 10, 2004.

        4.     Wheaton and Goldcorp agree that no notice or other documentation is required to be sent to Wheaton Shareholders in respect of the matters contemplated by this consent and that the Expiry Time of the offer will continue to be 5:00 p.m. (Vancouver time) on February 14, 2005.

        5.     Each of the parties hereto hereby agrees to sign any further documents, or do any further acts, that may be required to give full effect to the foregoing.

        6.     Except as above provided, each of the parties hereto hereby agrees that the terms and conditions of the Acquisition Agreement shall remain in full force and effect unamended and the Acquisition Agreement is hereby confirmed in all respects.

        IN WITNESS WHEREOF Goldcorp and Wheaton have caused this consent to be executed as of the date first written above by their respective officers thereunto duly authorized.

GOLDCORP INC.
By:	/s/ ROBERT R. MCEWEN Robert R. McEwen Chief Executive Officer
WHEATON RIVER MINERALS LTD.
By:	/s/ IAN W. TELFER Ian W. Telfer Chief Executive Officer

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CONSENT AND AGREEMENT